                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                             On2 Technologies, Inc.

--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $0.01

--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   68338A-10-7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

--------------------------------------------------------------------------------
                               Serena D. Moe, Esq.
                                 Citigroup Inc.
                                 425 Park Avenue
                               New York, NY 10043
                                 (212) 559-1000
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 25, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------                           -------------------------
CUSIP No. 68338A-10-7                SCHEDULE 13D         Page 1 of 15 pages
--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              The Travelers Insurance Company
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY
--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              WC
--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                       |_|
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              Connecticut
--------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                        0
                           -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
                                       9,614,141**
                           -----------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                        0
                           -----------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                       9,614,141**
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              9,614,141**
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                           |_|
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              12.8%**
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              IC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents (1) 400,000 shares of common stock issuable upon the conversion of On2 Technologies, Inc., a Delaware corporation ("On2" or the "Company") Series A preferred shares, (2) 3,826,998 shares of common stock issuable upon the conversion of On2 Series C-VI preferred shares, (3) 5,357,143 shares of common stock issuable upon the exercise of On2 Series C-VI Warrants, and (4) 30,000 shares of common stock issuable upon the exercise of certain options.

-------------------------------                        -------------------------
CUSIP No. 68338A-10-7                SCHEDULE 13D           Page 2 of 15  pages
--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Citigroup Insurance Holding Corporation ("CIHC")
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY


--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              AF

--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)             |_|
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Georgia
--------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                        0
                           -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
                                       9,614,141**
                           -----------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                        0
                           -----------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                       9,614,141**
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              9,614,141**

--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                              |_|

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              12.8%**

--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents shares directly beneficially owned by The Travelers Insurance
   Company. CIHC disclaims beneficial ownership of any On2 common stock.

---------------------------                            -------------------------
CUSIP No. 68338A-10-7                SCHEDULE 13D          Page 3 of 15  pages
------------- ------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Associated Madison Companies, Inc. ("Associated Madison")
-------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
-------------------------------------------------------------------------------
     3        SEC USE ONLY

-------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              AF

--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                               |_|
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

--------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                        0
                           -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
                                       9,614,141**
                           -----------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                        0
                           -----------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                       9,614,141**
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              9,614,141**
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
              EXCLUDES CERTAIN SHARES*                                       |_|
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              12.8%**
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents shares directly beneficially owned by The Travelers Insurance
   Company. Associated Madison disclaims beneficial ownership of any On2 common stock.

-----------------------------                     ------------------------------
CUSIP No. 68338A-10-7              SCHEDULE 13D            Page 4 of 15  pages
--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              The Travelers Indemnity Company
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY
--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              WC
--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Connecticut
--------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                        0
                           -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
                                       8,429,443**
                           -----------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                        0
                           -----------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                       8,429,443**
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              8,429,443**
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                             |_|
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             11.3%**
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*

             IC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents (1) 2,792,257 shares of common stock issuable upon the conversion of On2 Series C-IV preferred shares and (2) 5,637,186 shares of common stock issuable upon the conversion of On2 Series C-V preferred shares.

-----------------------------                       ----------------------------
CUSIP No. 68338A-10-7              SCHEDULE 13D           Page 5  of 15  pages
--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Travelers Insurance Group Holdings, Inc.

--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY


--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              AF

--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

--------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                        0
                           -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
                                       8,429,443**
                           -----------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                        0
                           -----------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                       8,429,443**
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              8,429,443**

--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                               |_|

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              11.3%**

--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              HC

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents shares directly beneficially owned by The Travelers Indemnity
   Company.

------------------------------                      ----------------------------
CUSIP No. 68338A-10-7                SCHEDULE 13D         Page 6 of 15  pages
--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Travelers Property Casualty Corp.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY


--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              AF

--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Connecticut

--------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                        0
                           -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
                                       8,429,443**
                           -----------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                        0
                           -----------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                       8,429,443**
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              8,429,443**

-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                       |_|

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              11.3%**

--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              HC

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents shares directly beneficially owned by The Travelers Indemnity
   Company.

------------------------------                      ----------------------------
CUSIP No. 68338A-10-7                SCHEDULE 13D         Page 7 of 15  pages
--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Citigroup Alternative Investments LLC
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY


--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              AF

--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

--------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                        0
                           -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
                                       18,043,584**
                           -----------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                        0
                           -----------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                       18,043,584**
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              18,043,584**

-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                       |_|

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              21.6%**

--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              IA

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents shares directly beneficially owned by The Travelers Insurance
   Company and The Travelers Indemnity Company that Citigroup Alternative Investments LLC manages on behalf of these companies.

------------------------------                      ----------------------------
CUSIP No. 68338A-10-7                SCHEDULE 13D         Page 8 of 15  pages
--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Citigroup Investments Inc. ("CII")
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY


--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              AF

--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

--------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                        0
                           -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
                                       18,043,584**
                           -----------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                        0
                           -----------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                       18,043,584**
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              18,043,584**

-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                       |_|

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              21.6%**

--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              HC

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents shares directly beneficially owned by The Travelers Insurance
   Company and The Travelers Indemnity Company that Citigroup Alternative Investments LLC manages on behalf of these companies.

--------------------------                        ------------------------------
CUSIP No. 68338A-10-7            SCHEDULE 13D               Page 9 of 15  pages
--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Citigroup Inc. ("Citigroup")
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              AF

--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)             |_|

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

--------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                        0
                           -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
                                       18,057,804**
                           -----------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                        0
                           -----------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                       18,057,804**
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              18,057,804**

--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                               |_|

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              21.6%**

--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents (i) 9,614,141 shares directly beneficially owned by The
   Travelers Insurance Company and 8,429,443 shares directly beneficially owned by The Travelers Indemnity Company that are managed by Citigroup Alternative Investments LLC on behalf of these companies, and (ii) 14,220 shares directly beneficially owned by other subsidiaries of Citigroup Inc. Citigroup Inc. disclaims beneficial ownership of any shares of On2 common stock.

SCHEDULE 13D

This Amendment No. 8 to Schedule 13D amends the Schedule 13 filed on May 17, 2000, as amended by Amendment No. 1 filed on June 16, 2000, as amended by Amendment No. 2 filed on July 23, 2001, as amended by Amendment No. 3 filed on August 17, 2001, as amended by Amendment No. 4 filed on April 12, 2002, as amended by Amendment No. 5 filed on May 29, 2002, as amended by Amendment
No. 6 filed on June 3, 2002, as amended by Amendment No. 7 filed on August 30, 2002, relating to the common stock, par value $0.01 per share (the "Common Stock") of On2 Technologies, Inc., a Delaware corporation ("On2" or the "Company").

Except as otherwise described herein, the information contained in the
Schedule 13D, as amended, remains in effect and all capitalized terms shall have the meaning previously ascribed to them. Information given in response to each item in this Schedule 13D shall be deemed incorporated by reference in all other items.

ITEM 2. INDENTITY AND BACKGROUND

         The response to Item 2 of the Schedule 13D is hereby amended and supplemented as follows.

         (a) - (c) Please see Schedule A attached hereto.

         (d) - (e). On April 28, 2003 Salomon Smith Barney, Inc. ("SSB"), now named Citigroup Global Markets, Inc., a subsidiary of Citigroup Inc. ("Citigroup"), announced final agreements with the Commission, the National Association of Securities Dealers, the New York Stock Exchange and the New York Attorney General (as lead state among the 50 states, the District of Columbia and Puerto Rico) to resolve on a civil basis all their outstanding investigations into its research and initial public offering allocation and distribution practices.


         SSB will pay $300 million for retrospective relief, plus $25 million for investor education, and has committed to spend $75 million to provide independent third-party research to its clients at no charge. SSB will also adopt new policies and procedures to further ensure the independence of its research and address other issues identified in the course of the investigation. SSB reached these final settlement agreements without admitting or denying any wrongdoing or liability. The settlements do not establish wrongdoing or liability for purposes of any other proceeding.


         Other than as described above, during the last five years, none of the Reporting Persons or, to the best of the knowledge of the Reporting Persons, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY.

     The response to Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

The ownership calculations in Item 5 of this Schedule 13D are based upon the Reporting Persons holdings as of the date of this Schedule 13D and the 66,011,847 shares of Common Stock outstanding, as reported in the Company's Form 10-Q filed on August 14, 2003.

     (a) TIC. TIC beneficially owns 9,614,141 shares, or 12.8%, of the Company's Common Stock. This includes (i) 400,000 shares of Common Stock issuable upon the conversion of On2 Series A preferred shares, which subject to certain conditions, may be converted at any time; (ii) 3,826,998 shares of Common Stock issuable upon the conversion of On2 Series C-VI preferred shares, which subject to certain conditions, may be converted at any time; (iii) 5,357,143 shares of Common Stock issuable upon the exercise of On2 Series C-VI Warrants, which subject to certain conditions, may be exercised at any time at a price of $0.56 per share; and (iv) 30,000 shares of Common Stock issuable upon the exercise of certain options assigned to TIC by Jack L. Rivkin (a member of the Company's Board of Directors), which had been granted to Mr. Rivkin at a time when he was an employee of a Citigroup subsidiary. TIC disclaims beneficial ownership of the 8,429,443 shares of Common Stock beneficially owned by Travelers Indemnity and the 14,220 shares of Common Stock beneficially owned by other Citigroup subsidiaries.

     TRAVELERS INDEMNITY. Travelers Indemnity beneficially owns 8,429,443 shares, or 11.3%, of the Company's Common Stock. This includes: (i) 2,792,257 shares of Common Stock issuable upon the conversion of On2 Series C-IV preferred shares, which subject to certain conditions, may be converted at any time, and (ii) 5,637,186 shares of Common Stock issuable upon the conversion of On2 Series C-V preferred shares, which subject to certain conditions, may be converted at any time. Travelers Indemnity disclaims beneficial ownership of the 9,614,141 shares of Common Stock beneficially owned by TIC and the 14,220 shares of Common Stock beneficially owned by other Citigroup subsidiaries.

     TIGHI and TAP. TIGHI owns all of the outstanding common stock of Travelers Indemnity; TAP owns all of the outstanding common stock of TIGHI. As a result, each of TIGHI and TAP may be deemed to beneficially own 8,429,443 shares, or 11.3%, of the Company's Common Stock that is directly beneficially owned by Travelers Indemnity. Each of TIGHI and TAP disclaim beneficial ownership of the 9,614,141 shares of Common Stock beneficially owned by TIC and the 14,220 shares of Common Stock beneficially owned by other Citigroup subsidiaries.

     CAI and CII. CAI manages the beneficial ownership interest described above held by each of TIC and Travelers Indemnity in shares of the Company's Common Stock. As a result, CAI beneficially owns 18,043,584 shares, or 21.6% of the Company's Common Stock. This includes (i) 9,614,141 shares of Common Stock directly beneficially owned by TIC, and (ii) 8,429,443 shares of Common Stock directly beneficially owned by Travelers Indemnity. CII owns all of the outstanding common stock of CAI. As a result, CII may be deemed to indirectly beneficially own the 18,043,584 shares, or 21.6%, of the Company's Common Stock that CAI beneficially owns.

     CIHC and ASSOCIATED MADISON. CIHC owns all of the outstanding common stock of TIC; Associated Madison owns all of the outstanding common stock of CIHC. As a result, each of CIHC and Associated Madison may be deemed to beneficially own the 9,614,141 shares, or 12.8%, of the Company's Common Stock that is beneficially owned by TIC. CIHC and Associated Madison each disclaim beneficial ownership of any shares of the Company's Common Stock.

     CITIGROUP. Citigroup owns all of the outstanding common stock of CII and Associated Madison. As a result of its holding company structure, Citigroup may be deemed to beneficially own 18,057,804 shares, or 21.6%, of the Company's Common Stock. This includes (i) 9,614,141 shares of Common Stock beneficially owned by TIC, (ii) 8,429,443 shares of Common Stock beneficially owned by Travelers Indemnity, and (iii) 14,220 shares of Common Stock beneficially owned by other Citigroup subsidiaries. Citigroup disclaims beneficial ownership of any shares of the Company's Common Stock.

     (b) TIC, CAI, CII, CIHC, Associated Madison and Citigroup may be deemed to share the voting and dispositive power of 9,614,141 shares of Common Stock beneficially owned by TIC. Travelers Indemnity, TIGHI, TAP, CAI, CII, and Citigroup may be deemed to share the voting and dispositive power of 8,429,443 shares of Common Stock beneficially owned by Travelers Indemnity. Citigroup maybe deemed to share the voting and dispositive power of 14,220 shares of Common Stock beneficially owned by other subsidiaries of Citigroup.

     (c) During the period since 60 days prior to the date of the event requiring the filing of this Schedule 13D, the Reporting Persons have engaged in the following transactions:

     On February 7, 2003, TIC and Travelers Indemnity each sold 250,000 shares of Common Stock, at a purchase price of $0.29 per share, in a privately negotiated transaction.

     On March 25, 2003, the Company repurchased 697,064 Series IV Warrants and 1,397,072 Series V Warrants from Travelers Indemnity, in each case at a purchase price of $0.02 per warrant.

     On April 9, 2003, TIC and Travelers Indemnity each sold 250,000 shares of Common Stock, at a purchase price of $0.31 per share, in a privately negotiated transaction.

     On August 19, 2003, TIC sold 627,754 shares of Common Stock and Travelers Indemnity sold 1,273,646 shares of Common Stock, in each case at a purchase price of $1.79 per share, in a privately negotiated transaction.

      Other than the foregoing transactions, neither the Reporting Persons nor, to the best knowledge of each Reporting Person, any of the persons named in Schedule A to the Statement on Schedule 13D, has effected a transaction in shares of Common Stock during the period since 60 days prior to the date of the event requiring the filing of this Schedule 13D (excluding transactions that may have been effected by certain subsidiaries of Citigroup for managed accounts with funds provided by third party customers).



Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
        WITH RESPECT TO THE SECURITIES OF THE ISSUES.

     TIC and Travelers Indemnity entered into certain escrow agreements to facilitate the transfer of securities in the privately negotiated transactions described in Item 5(c) above. Other than these agreements, to the best knowledge of the Reporting Persons, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 or between such persons an any other person with respect to any securities of the Company, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT           DESCRIPTION
-------           -----------
1                 Joint Filing Agreement among the Reporting Persons

         SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated:      August 28, 2003

      The Travelers Indemnity Company
      -------------------------------

      By:    /s/ Paul Eddy
          ---------------------------
      Name: Paul Eddy
      Title:  Assistant Secretary


      Travelers Insurance Group Holdings Inc.
      ---------------------------------------

      By:    /s/ Paul Eddy
         ---------------------------
      Name: Paul Eddy
      Title:  Assistant Secretary


      Travelers Property Casualty Corp.
      ---------------------------------

      By:    /s/ Paul Eddy
          ---------------------------
      Name: Paul Eddy
      Title:  Assistant Secretary



      Citigroup Alternative Investments LLC
      ---------------------------------

      By:    /s/ Millie Kim
          ---------------------------
      Name: Millie Kim
      Title: Secretary


      Citigroup Investments Inc.
      ---------------------------------

      By:    /s/ Millie Kim
          ---------------------------
      Name: Millie Kim
      Title: Secretary


      The Travelers Insurance Company
      -------------------------------

      By:    /s/ Serena D. Moe
          ---------------------------
      Name: Serena D. Moe
      Title:  Assistant Secretary


      Citigroup Insurance Holding Corporation
      ---------------------------------------

      By:    /s/ Serena D. Moe

         ---------------------------
      Name: Serena D. Moe
      Title:  Assistant Secretary


      Associated Madison Companies, Inc.
      ----------------------------------

      By:    /s/ Serena D. Moe
         ---------------------------
      Name: Serena D. Moe
      Title:  Assistant Secretary

      Citigroup Inc.
      --------------
      By:    /s/ Serena D. Moe
         ---------------------------
      Name: Serena D. Moe
      Title:  Assistant Secretary




                                  EXHIBIT LIST


EXHIBIT           DESCRIPTION
-------           -----------
1                 Joint Filing Agreement among the Reporting Persons

                             SCHEDULE A
                             ----------

THE TRAVELERS INDEMNITY COMPANY

Name                                Title
----                                -----

Jay S. Benet                        Director and Executive Officer
Charles J. Clarke                   Director and Executive Officer
Douglas G. Elliot                   Director and Executive Officer
Joseph P. Lacher, Jr.               Director and Executive Officer
Brian W. MacLean                    Director and Executive Officer
James M. Michener                   Director and Executive Officer
Peter N. Higgins                    Executive Officer
Doreen Spadorcia                    Executive Officer
Stewart R. Morrison                 Executive Officer
William A. Bloom                    Executive Officer
Diane D. Bengston                   Executive Officer
Pauline C. Panik                    Executive Officer
Douglas K. Russell                  Executive Officer
George A. Ryan                      Executive Officer
Susan Stonehill Claflin             Executive Officer


TRAVELERS INSURANCE COMPANY

Name                                Title
----                                -----

George C. Kokulis                   Director and Executive Officer
Glenn D. Lammey                     Director and Executive Officer
Marla B. Lewitus                    Director and Executive Officer
Kathleen A. Preston                 Director and Executive Officer
Stuart L. Baritz                    Executive Officer
Edward W. Cassidy                   Executive Officer
Madelyn J. Lankton                  Executive Officer
Brendan M. Lynch                    Executive Officer
Laura A. Pantaleo                   Executive Officer
David A. Tyson                      Executive Officer
F. Denney Voss                      Executive Officer

                             SCHEDULE A
                             ----------

CITIGROUP ALTERNATIVE INVESTMENTS LLC

Name                                        Title
----                                        -----

Ahmed Fahour                        Director and Executive Officer
Bruce Zimmerman                     Director and Executive Officer
Millie Kim                          Executive Officer
James Zelter                        Executive Officer


CITIGROUP INC.

Name                                        Title
----                                        -----

C. Michael Armstrong                Director
Alain J. P. Belda                   Director (Brazil)
George David                        Director
Kenneth T. Derr                     Director
John M. Deutch                      Director
The Honorable Gerald R. Ford        Honorary Director
Roberto Hernandez Ramirez           Director (Mexico)
Ann Dibble Jordan                   Director
Dudley C. Mecum                     Director
Richard D. Parsons                  Director
Andrall E. Pearson                  Director
Charles O. Prince, III              Director and Executive Officer
Robert E. Rubin                     Director and Executive Officer
Franklin A. Thomas                  Director
Sanford I. Weill                    Director and Executive Officer
Robert B. Willumstad                Director and Executive Officer
Arthur Zankel                       Director
Winfred F. W. Bischoff              Executive Officer
Michael A. Carpenter                Executive Officer
Robert Druskin                      Executive Officer
Stanley Fischer                     Executive Officer
William P. Hannon                   Executive Officer
Michael S. Helfer                   Executive Officer
Thomas Wade Jones                   Executive Officer
Sallie Krawcheck                    Executive Officer
Marjorie Magner                     Executive Officer
Michael T. Masin                    Executive Officer
Deryck C. Maughan                   Executive Officer
Victor J. Menezes                   Executive Officer
William R. Rhodes                   Executive Officer
Todd S. Thomson                     Executive Officer